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CUSIP No.   208469106                                  13D








                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)
             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                           Consep, Inc.
                         (Name of Issuer)

              Common Stock, par value $.01 per Share
                  (Title of Class of Securities)


                       (CUSIP No. 208469106)

          Travis F. Epes, J.P. Morgan & Co. Incorporated,
           60 Wall Street, New York, New York 10260-0060
                    Telephone:  (212) 648-3498
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         December 7, 1998

               (Date of Event which Requires Filing
                        of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].


               (Continued on the following page(s))


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1.   NAME OF REPORTING PERSON J.P. Morgan &  Co. Incorporated
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-2625764


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                       (b)  [  ]

3. SEC USE ONLY


4. SOURCE OF FUNDS*

                                           Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                              0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

                    0

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED DISPOSITIVE POWER:

                               0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

                         0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                  [  ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

___________________0

14.  TYPE OF REPORTING PERSON*:

                                                 HC



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1.   NAME OF REPORTING PERSON J.P. Morgan Capital Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3610583


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                       (b)  [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

                                           Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                                                   0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

                          0

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED DISPOSITIVE POWER:

                               0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

                                      0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                  [  ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                       0

14.  TYPE OF REPORTING PERSON*:

                                                  CO



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1.   NAME OF REPORTING PERSON J.P. Morgan Investment Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 51-0304608


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                       (b)  [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

                                           Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                         Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE VOTING POWER:

                                                   0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED VOTING POWER:

                              0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SOLE DISPOSITIVE POWER:

                          0

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
   PERSON WITH SHARED DISPOSITIVE POWER:

                               0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

                                      0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                  [  ]



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                     0

14.  TYPE OF REPORTING PERSON*:

                                                  CO





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                           Schedule 13D



Item 5.   Interest in Securities of the Company.


   The response to Item 5 is hereby amended by deleting the prior responses thereof and inserting the following in its place:

   On December 7, 1998, Consep, Inc. ("Consep") merged with Verdant Brands, Inc. ("Verdant"). In connection with the merger, each outstanding share of the Consep common stock was converted into the right to receive 0.95 of one share of Verdant common stock. As a result, the Reporting Persons no longer hold any interest in securities of Consep and hold less than 5% of Verdant, the successor in interest to Consep.

Signature


   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:    February 11, 1999


                              J.P. MORGAN & CO. INCORPORATED


                              By:  /s/  Travis F. Epes
                              Title:    Managing Director and
                                   Assistant General Counsel

                              J.P. MORGAN CAPITAL CORPORATION

                              By:       /s/  J. Edmund Colloton
                              Title:    Vice President


                              J.P. MORGAN INVESTMENT CORPORATION


                              By:       /s/  J. Edmund Colloton
                              Title:    Vice President